                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      THE READER'S DIGEST ASSOCIATION, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

             Class B Voting Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    755267200
             -------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7500
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 March 13, 2002
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_] .

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------                                           ------------------
CUSIP No. 755267200                  13D/A                    Page 2 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Highfields Capital Management LP
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                  13D/A                    Page 3 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Highfields GP LLC
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             OO
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                  13D/A                    Page 4 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Jonathon S. Jacobson
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                  13D/A                    Page 5 of 11 pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Richard L. Grubman
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [_]
                                                                        (b) [_]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS

             AF
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)
                                                                            [_]
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               Class B Voting Common Stock              433,000
                        --------------------------------------------------------
    NUMBER OF             8    SHARED VOTING POWER
     SHARES
  BENEFICIALLY                 None
    OWNED BY            --------------------------------------------------------
      EACH                9    SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    Class B Voting Common Stock              433,000
      WITH                     Class A Nonvoting Common Stock         8,394,762
                        --------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             Class B Voting Common Stock                                433,000
             Class A Nonvoting Common Stock                           8,394,762
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                            [_]
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             Class B Voting Common Stock                                   3.5%
             Class A Nonvoting Common Stock                                9.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             IN
================================================================================

-------------------                                           ------------------
CUSIP No. 755267200                   13D/A                   Page 6 of 11 pages
-------------------                                           ------------------

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D, filed on March 12, 2002 (the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

     The filing of Amendment No. 1 is not, and should not be deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

Item 1.  Security and Issuer.
         -------------------

     The securities to which this statement relates are shares of Class B Voting Common Stock, par value $0.01 per share (the "Shares"), of The Reader's Digest Association, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at Reader's Digest Road, Pleasantville, New York 10570-7000.

     In addition, the Reporting Persons (as hereinafter defined) beneficially own an aggregate of 8,394,762 shares of Class A Nonvoting Common Stock, par value $0.01 per share (the "Nonvoting Shares"), of the Issuer, representing approximately 9.6% of the 87,161,089 Nonvoting Shares outstanding as reported in the Issuer's most recent quarterly report on Form 10-Q for the quarter ended December 31, 2001 (the "Publicly Available Information").

Item 4.  Purpose of Transaction.
         ----------------------

     The information set forth in Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     From time to time, each of the Funds has acquired Shares and Nonvoting Shares in the ordinary course of business for investment purposes and has held such shares in such capacity.

     On February 25, 2002, a representative of Highfields spoke with Ms. M. Christine DeVita, President of the Wallace-Reader's Digest Funds (the "Wallace Funds"), the Issuer's largest holder of Shares. A representative of Highfields and Ms. DeVita discussed the Issuer's prospects and certain actions that the Issuer could take in the near-term to further enhance the long-term value to the shareholders. By letter dated February 27, 2002 (a copy of which is attached hereto as an exhibit to this Schedule 13D), Highfields also expressed to Ms. DeVita, in her capacity as President of the Wallace Funds, its frustration with the apparent unwillingness of the Issuer's management to more aggressively manage the Issuer's capital and portfolio of businesses.

     In Highfields' February 27 letter to the Wallace Funds, Highfields also expressed its view that in no event should the Issuer make any substantial acquisitions, especially any that might involve the issuance of equity at the currently depressed price of the Issuer's stock. Instead, Highfields believes that management should focus its attention on fixing, growing or selling existing operations before considering any acquisitions, views that Highfields believes are shared by several other significant shareholders.

-------------------                                           ------------------
CUSIP No. 755267200                   13D/A                   Page 7 of 11 pages
-------------------                                           ------------------

     In connection with its discussions with Ms. DeVita, in the February 27 letter Highfields offered to acquire the Wallace Funds' shares of Class B voting common stock by exchanging one Nonvoting Share currently held by Highfields plus $3.00 for each share of Class B voting common stock currently held by the Wallace Funds. This offer was subject only to: (a) the exchange of all shares of Class B voting common stock held by the Wallace Funds; (b) the preservation of the voting rights of the exchanged shares of Class B voting common stock; (c) no acceleration of Issuer indebtedness as a result of the exchange; and (d) receipt of any required regulatory approvals such as those that may be required under the United States antitrust laws. Alternatively, Highfields also offered to discuss an outright purchase of all of the Wallace Funds' shares of Class B voting common stock at a mutually agreed upon price. Upon completion of this transaction, Highfields would seek to cause the business and financing plan outlined above to be undertaken expeditiously and would seek to cause all shares of Class B voting common stock and Nonvoting Shares to be converted on a one-for-one basis into a single class of stock with equal voting rights, without the payment of any premium, and within a reasonable period of time. As further stated in the February 27 letter, Highfields does not wish to take over the Issuer, enter into transactions with the Issuer or cause the Nonvoting Shares and the shares of Class B voting common stock to be treated differently. Highfields' interest is only in accelerating the turnaround of the Issuer that Highfields and others have been demanding for some time.

     As stated in the February 27 letter, based on Highfields' discussions with Ms. DeVita, Highfields understood that its proposal would be presented to the full Board of Directors of the Wallace Funds and its financial advisors. On March 6, 2002, Highfields received a letter from Ms. DeVita (a copy of which is attached hereto as an exhibit to this Schedule 13D) stating that the Wallace Funds would not respond to Highfields' proposal within the prescribed deadline.

     On March 11, 2002, a representative of Highfields phoned Ms. DeVita to inquire into the status of the Wallace Funds' Board of Directors' consideration of Highfields' proposal and was told by Ms. DeVita that based upon a "preliminary look" at the proposal it was "not attractive." Ms. DeVita would not elaborate on the reasons underlying this conclusion. Ms. DeVita stated, however, that the Wallace Fundss Board of Directors would consider the matter at a meeting this week if Highfields so requested. Accordingly, by letter dated March 11, 2002 addressed to each of the members of the Board of Directors of the Wallace Funds (a copy of which is attached hereto as an exhibit to this Schedule
13D), Highfields provided the directors with a copy of Highfields' February 27 letter to Ms. DeVita and expressed its frustration, dissatisfaction and surprise with respect to the manner in which management of the Wallace Funds had responded to Highfields' proposal to acquire the Wallace Funds' Shares.

-------------------                                           ------------------
CUSIP No. 755267200                   13D/A                   Page 8 of 11 pages
-------------------                                           ------------------

     On March 12, 2002, Highfields received a letter from Mr. George V. Grune, Chairman of the Board of Directors of the Wallace Funds (a copy of which is attached as an exhibit to this Amendment No. 1), stating that the Wallace Funds' Board "has reviewed your correspondence and concluded that your proposal does not serve our objectives." By letter dated March 13, 2002 to the Wallace Funds (a copy of which is attached hereto as an exhibit to this Amendment No. 1), Highfields expressed its disappointment in the Wallace Funds' curt dismissal of Highfields' firm and fully financed proposal to exchange Nonvoting Shares for the Wallace Funds' Shares, especially in light of the Issuer's long-standing poor performance. Highfields stated that its proposal was carefully crafted to pay the Wallace Funds a premium for their voting control of the Issuer and afford the Wallace Funds the full economic upside of a turnaround in the Issuer. Putting itself in the shoes of an independent director charged with maximizing the value of assets held for charitable constituents, Highfields indicated that it failed to comprehend how such a proposal could be dismissed out of hand without its trustees making any counterproposal, engaging in any negotiation, or even indicating what its "objectives" are.

     On February 20, 2002, representatives of Highfields met with Mr. Thomas O. Ryder, Chairman of the Board and Chief Executive Officer of the Issuer and Mr. Richard E. Clark, Vice President of Investor Relations of the Issuer. At that meeting, Highfields strongly recommended that the Issuer avoid making major acquisitions given the Issuer's current operating problems and low valuation, as well as the execution risk and debt burden that any such acquisition would pose. Rather, Highfields' representatives advocated that the Issuer concentrate on bolstering its existing businesses and pursue alternatives, such as the issuance of bonds and the repurchase of shares, to minimize risk and enhance shareholder value.

     By letter dated March 13, 2002 (a copy of which is attached as an exhibit to this Amendment No. 1) addressed to Mr. Ryder and copied to the Board of Directors, Highfields indicated that its proposal to exchange Nonvoting Shares for the Wallace Funds' Shares was the culmination of almost two years of disagreement with the Issuer's Board concerning how to manage its portfolio of businesses for the benefit of its shareholders. Highfields reiterated its view that the Issuer's financial structure is too conservative, and that a strategic plan to add some leverage, significantly repurchase shares and manage the declining U.S. business (BHE) for cash is the best way to unlock shareholder value. Highfields also voiced its opposition to any acquisition by the Issuer.

-------------------                                           ------------------
CUSIP No. 755267200                   13D/A                   Page 9 of 11 pages
-------------------                                           ------------------

     As further stated in this letter to Mr. Ryder, Highfields also articulated its dismay with the Reader's Digest's governance structure in which the Issuer is controlled by a single shareholder with one board seat and less than 10% of the ownership economics. Highfields also voiced its concern about the conflicts of interest inherent in this structure - between the Wallace Funds' fiduciary duty to their constituents and its fiduciary duty to the Issuer and all of the other shareholders. Given these concerns, Highfields requested that the Board consider amending its capital structure so that all shareholders have identical voting and economic interests in their shares. Highfields concluded by noting that it remains convinced that the Issuer has value far in excess of its current valuation, and that it will continue to work tirelessly to explore all available avenues to unlock this value.

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares and its Nonvoting Shares as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares and Nonvoting Shares or otherwise), (ii) to acquire beneficial ownership of additional Shares and Nonvoting Shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings of Shares or Nonvoting Shares, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Issuer and the Wallace Funds, market activity in the Shares and Nonvoting Shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of
Schedule 13D.

-------------------                                          -------------------
CUSIP No. 755267200                   13D/A                  Page 10 of 11 pages
-------------------                                          -------------------

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     The following documents are filed as exhibits to this Schedule 13D.

     Exhibit 99.1 Letter from Highfields to Wallace-Reader's Digest Funds dated February 27, 2002 (previously filed).

     Exhibit 99.2 Letter from Wallace-Reader's Digest Funds to Highfields dated March 6, 2002 (previously filed).

     Exhibit 99.3 Form of Letter from Highfields to the individual Directors of Wallace-Reader's Digest Funds dated March 11, 2002 (previously filed).

     Exhibit 99.4 Letter from Wallace-Reader's Digest Funds to Highfields dated March 12, 2002 (filed herewith).

     Exhibit 99.5 Letter from Highfields to Wallace-Reader's Digest Funds dated March 13, 2002 (filed herewith).

     Exhibit 99.6 Letter from Highfields to The Reader's Digest Association, Inc. dated March 13, 2002 (filed herewith).

-------------------                                          -------------------
CUSIP No. 755267200                   13D/A                  Page 11 of 11 pages
-------------------                                          -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    March 13, 2002               HIGHFIELDS CAPITAL MANAGEMENT LP
         --------------

                                      By: Highfields GP LLC, its General Partner

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      -----------------------------------------
                                                    Name/Title


                                      HIGHFIELDS GP LLC

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      -----------------------------------------
                                                    Name/Title


                                      JONATHON S. JACOBSON

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Attorney-in-fact
                                      -----------------------------------------
                                                    Name/Title


                                      RICHARD L. GRUBMAN

                                      /s/ Kenneth H. Colburn
                                      -----------------------------------------
                                                    Signature

                                      Kenneth H. Colburn, Attorney-in-fact
                                      -----------------------------------------
                                                    Name/Title